

April 23, 2024

Tiewei Song
Chief Executive Officer
BIMI Holdings Inc.
9th Floor, Building 2
Chongqing Corporation Avenue
Yuzhong District, Chongqing,
P. R. China, 400010

>       **Re:  BIMI Holdings Inc.**
>            **Form 10-K for the Fiscal Year Ended December 31, 2022**
>            **Correspondence dated February 7, 2024**
>            **File No. 001-34890**

Dear Tiewei Song:

We issued comments to you on the above captioned filing on March 7, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 7, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Pang Zhang-Whitaker